Jingwei International Limited Unit 701-702, Building 14, Keji C. Rd. 2nd, Software Park, Nanshan District, Shenzhen, 518057, China

November 20, 2009

Mr. Stephen G. Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jingwei International Limited
Form 10-K For the Year Ended December 31, 2008
Form 10-K/A For the Year Ended December 31, 2008
Forms 8-K Filed on February 6, 2009 and February 17, 2009
File No. 008-51725

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), the Company’s response to the comments set forth in the Staff’s letter dated October 7, 2009 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Form 10-K/A (Amendment No. 2) For the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue recognition

1.
We note from your response to prior comment 1 that “the cost of such warranty service is insignificant relative to the costs of the total cont[r]act.”  Tell us how you are able to identify cost incurred for both warranty and maintenance cost. Explain in reasonable detail how you determined that such cost is insignificant.  That is, explain why you determined that such cost is insignificant by comparing to the total contract value only.  Explain why you did not consider the cost incurred without consideration of the total contract value.  Further, we note that in prior comment 2 you indicate that the renewal rate for warranty services would be 10%.  Tell us how you evaluated 10% renewal rate in assessing whether the warranty service is insignificant obligation as 10% appears to be more than insignificant.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

(a)
Our standard method of delivering warranty service is via remote telephone or email support.  Customers typically call or email our support staff with a question or “suspected” problem. The staff technician then logs the call, and records certain information, including the time spent resolving the problem. Every month end, the total warranty work activity is summarized and the costs are identified and quantified. Because we have found such warranty costs to be immaterial, we have not previously broken out these costs for disclosure.

Note regarding our use of certain terms in previous correspondence:  We believe we may have caused confusion in some instances by our use of certain terms in a manner that was not in strict accordance with the accounting definition of those terms.  The word “warranty” is one such instance.  We use the word “warranty” to describe the first-year service that we provide our customers, and this word may not accurately convey the nature of these services. We would like to ask the Staff’s cooperation in reading our prior communications with that in mind. We will make every effort to be more accurate in our use of these terms in this and future correspondence.

(b)
We determined that our first year warranty costs are relatively insignificant (less than 1.6%) by comparing the total warranty costs to overall contract costs for our software services.  (Total contract cost includes labor, materials, overhead costs. Warranty cost includes direct labor and overhead costs.) The warranty costs are even less significant when compared to overall company costs.

Based on the statistics of the above for 2007 and 2008 summarized below, we have tracked the cost portion for our first year warranty accounts for less than 1.6% of total contract cost.

	First Year Warranty Cost	% of Total Contract Cost
Year 2007	$26,006	1.46%
Year 2008	$64,513	1.56%

Please note that, based on past experience, our first year warranty costs are relatively low primarily because:

(i) warranty on the hardware platform for the first year is covered directly by the hardware manufacturer;

(ii)  the software at the time of sale is current and up to date, and in almost all cases the software has gone through extensive acceptance testing by the customer on features and functionalities delivered to them in their current operating environment. Hence, there are normally no fixes, upgrades, or patches required in the first year other than routine clarification on the use of functionalities and operating procedures, as well as remote online or phone support for some configuration changes of the same functionalities as the customer rolls out the services to their end users.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

For these reasons, it is management’s strong belief, based upon our knowledge of our business, that these first year warranty costs are quite low. We believe this fact is supported by our cost analysis, above.

(c)
With respect to the 10% “renewal rate” versus the cost of the warranty service, we would like to clarify the meaning of our response in Prior Comment #2: the 10% renewal rate referred to the fee we charge for the 2nd year maintenance contract, which has a service scope much broader than the 1st year basic warranty service. Upon reviewing our wording, we would like to point out the term “renewal” is not accurate, because the warranty is in fact not renewed in the 2nd year.  The 2nd year maintenance contract is a different service, and not a renewal of the first year warranty.  The 2nd year maintenance contract is typically priced at 10% of the original contract value.  We did not intend to draw a conclusion regarding the cost of our first year warranty service from an analysis of the fees charged for our second year maintenance agreement.

2.
We note from your response to prior comment 2 that “the initial first year warranty service refers to the support [you] provide to [y]our customers to help them solve simple problems encountered while they are operating the software.”  Tell us why you believe that these services are fulfilling obligations under the warranty instead of maintenance/PCS.  Explain why “in real practice” these services are different and why the services outlined are not all considered maintenance/PCS.  We note that you state that your warranty liability or your “contingent liability” would be immaterial under FAS 5.  This warranty liability evaluation under FAS 5 is generally considered to represent your warranty service.

(a)           SOP 97-2 defines “PCS” in the Glossary section as:

Post-contract customer support (PCS). The right to receive services (other than those separately accounted for as described in paragraphs .65 and .66 of this Statement of Position) or unspecified product upgrades/enhancements, or both, offered to users or resellers, after the software license period begins, or after another time as provided for by the PCS arrangement. Unspecified upgrades/enhancements are PCS only if they are offered on a when-and-if-available basis. PCS does not include the following:

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

• Installation or other services directly related to the initial license of the software
• Upgrade rights as defined in this Statement of Position
• Rights to additional software products

We believe our first year warranty service is not PCS because this service primarily provides “installation or other services directly related to the initial license of the product.” The term “warranty” may cause some confusion here. This service is directly related to getting the product up and running in a fully functional manner.  Accordingly, we believe our first year warranty service falls outside the definition of PCS contained in SOP 97-2.

Based on our contract, the warranty for the software purchased is for a period of 12 months commencing upon final acceptance of the software. Warranty services for the initial 12 month period consists primarily of remote telephone and email support to help customers successfully get the software up and running, plus occasionally patches or modification on an as-needed basis. If customers request PCS services in addition to normal warranty services in the first year, they need to purchase this service separately and for an additional charge.

(b)
Our statement that “…in real practice of operations, to the extent of services provided and cost incurred, they are different.” was meant to convey that we do understand that our first year warranty and subsequent year maintenance programs may sound quite similar; however, to the Company’s management, or to our service personnel who operate in this capacity every day, the differences between the two services are quite  clear, as the subsequent year maintenance program has a service scope much broader than the 1st year warranty program. We realize that it is our responsibility to communicate more effectively the differences between the two services.

(c)	We understand that our warranty liability evaluation under FAS 5 is considered to represent our warranty service.

3.
We note that you state that your warranty obligation under FAS 5 would be immaterial.  Please revise your disclosure to clearly indicate how you are accounting for your warranty obligation and your conclusion that such liability is immaterial.  See paragraph 14 of FIN 45.

Subject to the Staff’s review and clearance of the disclosure below, we will amend the disclosure in our Form 10-K/A to include the disclosure as below:

We account for product warranties in accordance with SFAS No. 5, Accounting for Contingencies. We provide for the estimated costs of hardware and software warranties at the time the related revenue is recognized. For hardware warranty, we estimate the costs based on historical and projected product failure rates, historical and projected repair costs, and knowledge of specific product failures (if any). The hardware manufacture generally provides a warranty for the first year of the life of the component.  For software warranty, we estimate the costs to provide bug fixes, such as security patches, over the life of the warranty. We regularly reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary. In our experience the cost of providing this warranty in the 1st year has been immaterial.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

4.
Your response to prior comment 4 states that “top Chinese Telecom carriers often defer payments to all their customers” and that “this is a common practice in mainland China.”  Explain whether this “common practice” results in historical evidence of most payments being received seasonally, or according to some other identifiable schedule, or whether these customers release payments based on their own, internal schedules, without regard to vendor requirements. In addition, explain in reasonable detail why the payment process is extremely complicated. Explain what is complicating this process and indicate how you evaluate this complication in determining that there is no uncertainty in receiving payment.

(a) This practice results in payments being received only when we have complied with all the requirements of the contract and when our customers have successfully completed what is often a very complex payment process.

(b)  The payment process is extremely complicated for the following reasons, particularly for major telecom carriers in China:

•	Various departments involved in client organization to approve the payments;
•	Large number of individuals within client organization required to approve payments;
•	Our clients are in a dynamic, growing industry that is rapidly changing and experiencing, from time to time, regulatory restructuring issues.

In order to clarify the difficulties in obtaining timely payment from customers, we have added some specific examples, below: (Please understand that the names of the carriers have been withheld to respect customer confidentiality, and we can provide them if necessary.)

1.) A major telecom carrier (in Guangdong)

This Project with a total contract amount of RMB 1.524 million began on August 23, 2005. It was broken down into three milestones:  (1) installation completion, (2) function test, and (3) system acceptance test. The payment for the system acceptance test amounted to RMB 152,428, and was delayed by over 6 months. The primary reason for the delay was the large number of individuals within the client organization required to approve payment. We were not provided with a clear payment approval path at the start of the process, and didn’t fully understand all that was required to obtain payment for services rendered. Only by our continued persistence in following the progress of the invoice through the client’s system were we able to finally obtain payment. Note that the quality or functionality of our product was never mentioned by the client as a reason for the delay.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

The following is a detailed account of our efforts to collect this invoice:

•	December 13, 2005: (on site visit) Invoice delivered to client by our employee Wu, Jiang Yong. Client project manager agreed to initiate the payment process.

•	December 14 to December 27, 2005: (on-site visit) Client failed to record our invoice in their accounting system due to upgrade to their accounting system which was underway at the time.

•	December 28, 2005 to January 16, 2006: (telephone follow-up) Client project manager stated that approving manager was away on a two-week training and could not approve payment until his return.

•	January 20 to March 1, 2006: (on-site visit) Approving managers were away for the year-end events surrounding the annual meeting of the company and for the Chinese New Year Holidays.

•
March 2, 2006 to June 23, 2006: (telephone follow-up calls) We continued to follow-up with the client to obtain the necessary approvals from managers of various departments.  These included individual approvals from three department heads.

•	June 25 to July 17, 2007: (on-site visit) We were notified that all approvals had been received, and payment would be made the following week.

•	July 25, 2006: (on-site visit) Payment received. Total of 224 days from beginning (December 13, 2005) to completion (July 25, 2006)

2.)  A major telecom carrier (in Inner Mongolian)

This project involved the client’s Inter-Connect Monitor & Billing Analysis System.  The second payment of RMB 270,000 was delayed 4 months.   After our invoice and payment notification was delivered to the client, we were notified that due to the client’s internal personnel transition their accounting process was suspended for 2 months, during which time no payment applications were approved.  When the process resumed, the second payment was made 4 months later than agreed.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

3.) A major telecom carrier (in Shenzhen)

This was a project involving their Billing & Analysis System.  The second payment in the amount of RMB 71,700 was delayed by over 9 months due to personnel problems within the client company, including:

•	Client’s project manager was on sick leave;
•	Senior management transition;
•
Internal politics between different departments; specifically, due to senior management transition. The new management didn’t want to approve the payment of a project he was not familiar with, so they spent quite a lot of time learning the business, the background of the project and a great deal of other information before they felt comfortable approving our payment.

4.) A major telecom carrier (in Shenzhen)

A project involving Billing & Analysis System. The third payment of RMB 371,800 was delayed by more than one year.  After the invoice and payment notification was sent out, due to the China nationwide telecom restructuring process between China Unicom, China Telecom and China Netcom launched by the China government, nearly all payment processes were frozen. During this period, the three companies were involved in registration, and dividing and regrouping their business processes. This resulted in a delay of approximately eight months.

Once the restructuring was completed, major changes had occurred, including the renaming of business companies within the group.  The invoice process had to be started from the beginning. The payment was finally received in August, 2009.

5.) A major telecom carrier (in Henan)

This project involved an equipment purchasing/resell contract for the client’s wireless account balance checking system. The third payment of RMB 128,000 was delayed by 2 years from June, 2006 to July, 2008. As national policy changed, telecom carriers’ business restructuring froze many payments, including this one.

Summary:

From the above examples, we hope to convey the following aspects or our collections process:

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

•	The delays are not specific to our company, or our product. They have nothing to do with any obsolescence issues, seasonality or with the quality or functionality of our products.
•	The delays are often the result of a dynamic, growing industry that is rapidly changing and experiencing restructuring issues.

Usually these customers release payments based on their internal schedule, as it takes various levels of managements to review and approve the payment request, so the settlement of payment is usually longer than set forth in the contract. The business practice of accounts receivable collection is usually 1 year to 1 and a half years. However, during our past years of business, a significant majority of accounts receivable were collected for the full invoiced amount.  For more details please refer to our response in Comment #7. Also, we have a long-term business relationship with these customers and have assessed their ability to pay, and we believe the complication of fee collection will not lead to the uncertainty in receiving payment. We also feel that many of the problems regarding the timely collection of our receivables will be resolved as the structural changes which our industry has recently experienced begin to subside.

5.
With regard to the statement in your response to prior comment 5 that after extending payment terms for China Unicorn Jiangsu Branch, a customer that seems to have the ability to pay within terms of the original agreements but chooses not to, you “successfully received the payment without any concessions,” please tell us how you define “concessions.”  In this regard, TPA 5100.56 includes within its definition of “concessions” the extension of payment due dates, except when the extension is due to credit problems of the customer.  Since you appear to be extending payment terms to customers for reasons other than an inability to pay, please tell us how you determined that extending payment terms beyond those contained in the arrangement does not represent a concession.

We may have caused confusion by our use of the word “concession” in prior communications.  Going forward, we will be more strict with our use of this word, which we define within the meaning contained in TPA 5100.56. We believe that implicit in this definition, however, is the concept that a concession is a change to the terms of an arrangement, agreed upon by the buyer and seller in order to induce the buyer to take some action. We understand that because our customers often delay payment well beyond the payment terms, it may appear that we have offered or tacitly agreed to a concession. We do not believe this is the case. What we meant in previous communications is that since some customers are paying later than contracted payment terms, we have to accept the fact that they unilaterally extended the payment. We do not mean to imply that we actually offer extended payment terms. We do not negotiate any desired action on the part of our customers by offering to extend payment terms. We make every effort to collect receivables within the original due dates. We believe that some customers may, at times, make it difficult to comply with their payment requirements, but we believe if that is the case it is simply to enhance their internal cash flow, and has nothing to do with competitive market conditions or to “liquidate outstanding amounts due under the original terms of the arrangement” as mentioned in TPA 5100.56.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

In order to avoid further confusion, we will utilize greater care in using the word “concessions” and “extended terms” in future disclosures and correspondences.

Also, we have successfully collected the majority of its accounts receivables under the original full invoiced amounts, which is explained in further detail in our response to Comment #7. Therefore, the company considers that the extended payment over contracted terms does not constitute a concession.

6.
Considering that you routinely extend payment terms beyond the requirements of your original customer arrangements, and given the definition of “concessions” contemplated in TPA 5100.36 and discussed above, tell us how you have considered the impact on your assessment of collectability for revenue recognition purposes.  That is, paragraph 14 of SOP 97-2 states that in order for revenue related to an arrangement to be considered not subject to concession, management must intend not to provide concessions that are not requirement under the provisions of the arrangement.  If you are unable to enforce the payment terms set forth in your arrangements and routinely extend them, please tell us how you are able to overcome the presumption that you have not intent to extend payment terms given your historical pattern of doing so.

As explained in comment 5 above, we do not intend to give concessions at the time the product is sold and the revenue is recognized.  The company has a substantial history of successfully collecting under the original full invoice amount. See our response to Comment #7 for further details of our history of successfully collecting our accounts receivable as support for our conclusion.

7.
As part of prior comment 5 we asked that you provide detailed analysis supporting your history of successfully collecting your accounts receivable without making concessions.  In your response, you describe a single instance when you extended payment terms to a customer who failed to make payment within “the time as expected” end that you subsequently received payment “without any concessions.”  Please tell us ‘whether this payment, and all other payments received after  tended payment terms have been granted, was received for the full amount invoiced.  Please describe your historical experience with regard to collecting your accounts receivable in hill without reductions, credits or discount e from your fees as set forth in your customer agreements.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

We had extended payment terms to 5 customers with a total receivable balance of US $1,813,655 as of December 31, 2008.  A detailed collection summary was as below:

Contract Date	Contract	Receivable Amount	Due Date	Collected (cumulative)				Total Collected
				90 days	180 days	270 days	360 days
2008.04.01	BSS for Digital TV for an information technology company	$458,626	2008.9	-	$409,357	$409,357	$458,626	$458,626
				-	89%	89%	100%	100%
2008.08.28	Call Center Platform for a telecom service company	$310,175	2008.9	-	-	-	$310,175	$310,175
				-	-	-	100%	100%
2008.10.17	Information Management System for a intelligent power technology company	$236,842	2008.11	-	$236,842			$236,842
				-	100%			100%
		$118,421	2008.12	-	$118,421			$118,421
				-	100%			100%
2008.04.02	Enterprise Data Analysis System for an electronics company	$472,873	2008.5	-	$299,708	$299,708	$472,873	$472,873
				-	63%	63%	100%	100%
		$157,624	2008.7	-	$157,624			$157,624
				-	100%			100%
2008.04.09	Logistic Management System for mobile for a company	$358,801	2008.5	-	-	-	$358,801	$358,801
				-	-	-	100%	100%

The company has a substantial history of successfully collecting in full without deductions, credits or discounts from the fees set forth in the agreements.  Details as follows:
Balance as of		Collected (cumulative)				Total Collected
	Total Receivables	90 days	180 days	270 days	360 days and after
1-Feb-07	$5,372,427	$690,747	$1,849,109	$2,480,373	$5,237,353	$5,237,353
	100%	13%	34%	46%	97%	97%
31-Dec-07	$12,033,907	$3,336,323	$6,876,103	$7,958,378	$11,227,358	$11,227,358
	100%	28%	57%	66%	93%	93%
31-Dec-08	$19,506,946	$3,331,810	$6,415,905	$8,077,731	N/A	$8,077,731
	100%	17%	33%	41%	N/A	41%

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

Due to our consistent history of a high rate of collections, the company has confidence that this pattern will continue with our receivables at 2008 year end in the coming year. In the meantime, we have continued our efforts to collect our receivables more quickly.

However, despite of our confidence in overdue receivables collection as witnessed by our track record, management had performed specific review and commented that our current level of bad debt provision to be inadequate, and we have made additional allowances on doubtful accounts in the amount of US $825,000 as of September 30, 2009.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
November 20, 2009

* * * * * * *

The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely, /s/ Rick H. Luk
Rick H. Luk
Chief Executive Officer